EXHIBIT 99.2

GENTERRA CAPITAL INC.

INTERIM REPORT

Notice to Reader
Management has compiled the unaudited interim financial information of Genterra Capital Inc. consisting of the interim consolidated balance sheet as at June 30, 2010 and the interim consolidated statement of retained earnings, operations, comprehensive loss and cash flows for the six-month period then ended.  An accounting firm has not reviewed or audited this interim financial information.

GENTERRA CAPITAL INC.
(the corporation which continued from the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated)

CONSOLIDATED BALANCE SHEET

	(Unaudited)
	June 30	December 31
	2010	2009
A S S E T S

CURRENT
Cash and cash equivalents	$18,148,754	$14,491,151
Short-term investments	4,443,086	2,475,769
Accounts receivable	842,636	981
Prepaid expenses and deposits	204,743	467,395
Current portion of notes and mortgage receivable	27,025	96,853
Future income taxes	32,384	-

	23,698,628	17,532,149

NOTES AND MORTGAGE RECEIVABLE	249,000	-

INVESTMENTS	-	294,164

RENTAL REAL ESTATE PROPERTIES	20,764,594	-

FUTURE INCOME TAXES	333,222	-

	$45,045,444	$17,826,313

L I A B I L I T I E S

CURRENT
Accounts payable and accrued liabilities	$568,185	$377,565
Income taxes payable	74,163	1,118,086
Deferred revenue	201,447	-
Current portion of long-term debt	2,535,156	-
Future income taxes	-	3,157

	3,378,951	1,498,808

LONG-TERM DEBT	607,265	-

DEFERRED GAIN	-	42,100

FUTURE INCOME TAXES	3,406,699	-

RETRACTABLE PREFERENCE SHARES	5,039,172	-

	12,432,087	1,540,908

S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK	19,229,307	2,830,765

CONTRIBUTED SURPLUS	747,398	59,411

RETAINED EARNINGS	12,636,652	13,395,229

	32,613,357	16,285,405

	$45,045,444	$17,826,313

See accompanying notes to consolidated financial statements

GENTERRA CAPITAL INC.
(the corporation which continued from the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated)

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Unaudited)

	Six Months ended June 30		Three months ended June 30
	2010	2009	2010	2009

Balance at beginning of period	$13,395,229	$13,627,690	$13,335,632	$13,598,242

Excess of cost of shares repurchased for cancellation from
shareholders dissenting to the amalgamation over stated value	(489,388)	-	(489,388)	-

Net loss for the period	(269,189)	(236,418)	(209,592)	(206,970)

Balance at end of period	$12,636,652	$13,391,272	$12,636,652	$13,391,272

See accompanying notes to consolidated financial statements

GENTERRA CAPITAL INC.
(the corporation which continued from the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	Six Months ended June 30		Three months ended June 30
	2010	2009	2010	2009

REVENUE
Rent	$459,168	$-	$459,168	$-

EXPENSES
Administrative and general	441,799	522,485	274,757	387,103
Loss (gain) on foreign exchange	(248)	989	(306)	2,353
Rental real estate operating expenses	214,521	-	214,521	-
	656,072	523,474	488,972	389,456

LOSS BEFORE THE FOLLOWING	(196,904)	(523,474)	(29,804)	(389,456)

Amortization	123,083	-	123,083	-
Dividends on retractable preference shares	55,733	-	55,733	-
Interest on long-term debt	20,555	-	20,555	-
	199,371	-	199,371	-

LOSS BEFORE THE FOLLOWING	(396,275)	(523,474)	(229,175)	(389,456)

OTHER INCOME AND EXPENSES
Interest income	64,906	63,400	44,128	24,422
Investment income (loss)	(47,282)	226,153	(86,310)	144,016
Impairment loss on note receivable	(32,962)	(38,000)	(18,069)	(19,000)
Equity earnings (loss) of significantly influenced company	939	1,172	415	(1,783)
	(14,399)	252,725	(59,836)	147,655

LOSS BEFORE INCOME TAXES	(410,674)	(270,749)	(289,011)	(241,801)

Income taxes (recovery)
Current	(3,126)	7,719	16,840	7,219
Future	(96,259)	-	(96,259)	-
	(99,385)	7,719	(79,419)	7,219

LOSS FROM CONTINUING OPERATIONS	(311,289)	(278,468)	(209,592)	(249,020)

Deferred gain recognized on sale of former consolidated subsidiary	42,100	42,050	-	42,050

EARNINGS FROM DISCONTINUED OPERATIONS	42,100	42,050	-	42,050

NET LOSS FOR THE PERIOD, ALSO BEING
COMPREHENSIVE LOSS FOR THE PERIOD	$(269,189)	$(236,418)	$(209,592)	$(206,970)

EARNINGS (LOSS) PER SHARE

Loss per share from continuing operations
Basic and diluted	$(0.049)	$(0.055)	$(0.028)	$(0.049)

Earnings per share from discontinued operations
Basic and diluted	$0.007	$0.008	$0.000	$0.008

Loss per share
Basic and diluted	$(0.042)	$(0.047)	$(0.028)	$(0.041)

Weighted average number of shares

Basic and diluted	6,344,966	5,076,407	7,599,585	5,076,407

The effect on the fiscal 2010 second quarter and year-to-date earnings (loss) per share of the conversion of the Genterra Capital Inc.'s Class A preference shares is anti-dilutive and therefore not disclosed.

See accompanying notes to consolidated financial statements

GENTERRA CAPITAL INC.
(the corporation which continued from the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated)

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	Six Months ended June 30		Three months ended June 30
	2010	2009	2010	2009

OPERATING ACTIVITIES
Loss from continuing operations	$(311,289)	$(278,468)	$(209,592)	$(249,020)
Amortization	123,083	-	123,083	-
Future income taxes	(96,259)	-	(96,259)	-
Unrealized loss (gain) on short-term investments	47,802	26,089	59,322	(74,418)
Dividends on retractable preference shares	55,733	-	55,733	-
Accretion interest on discounted note receivable	(36,109)	(38,065)	(18,069)	(19,000)
Impairment loss on note receivable	32,962	38,000	18,069	19,000
Equity (earnings) loss of significantly influenced company	(939)	(1,172)	(415)	1,783
Unrealized (gain) loss on foreign exchange	(248)	353	(306)	410
	(185,264)	(253,263)	(68,434)	(321,245)
Change in non-cash components of working capital
Accounts receivable	352,845	10,270	351,966	6,970
Prepaid expenses and deposits	463,735	(179,969)	585,025	(78,347)
Accounts payable and accrued liabilities	(305,276)	(588)	(403,637)	(30,436)
Income taxes payable	(1,147,302)	250,278	(1,130,763)	240,778
	(821,262)	(173,272)	(665,843)	(182,280)

FINANCING ACTIVITIES
Redemption of shares held by dissenting shareholders	(2,141,464)	-	(2,141,464)	-
Redemption of Class A preference shares	(138,839)	-	-	-
Repayment of long-term debt	(25,371)	-	(25,371)	-
	(2,305,674)	-	(2,166,835)	-

INVESTING ACTIVITIES
Cash acquired on acquisition of Genterra Inc.	7,255,426	-	7,255,426	-
Transaction costs	(747,289)	-	(747,289)	-
Proceeds from note receivable	247,200	100,000	147,200	100,000
Proceeds from (additions to) short-term investments	28,954	608,106	49,330	(62,465)
	6,784,291	708,106	6,704,667	37,535

UNREALIZED FOREIGN EXCHANGE (GAIN) LOSS
ON CASH BALANCES	248	(353)	306	(410)

CHANGE IN CASH AND CASH EQUIVALENTS	3,657,603	534,481	3,872,295	(145,155)

CASH AND CASH EQUIVALENTS, beginning of period	14,491,151	14,178,399	14,276,459	14,858,035

CASH AND CASH EQUIVALENTS, end of period	$18,148,754	$14,712,880	$18,148,754	$14,712,880

Cash and cash equivalents consist of cash balances with banks, and investments in money market instruments.
Cash and cash equivalents included in the cash flow statement are comprised of the following balance sheet amounts:

Cash balances with banks	$798,754	$49,071
Money market instruments	17,350,000	14,663,809

Total cash and cash equivalents	$18,148,754	$14,712,880

Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

Supplementary cash flow information:

Income taxes paid	$1,173,136	$24,824	$1,158,136	$22,324
Interest paid	$11,779	$-	$11,779	$-

See accompanying notes to consolidated financial statements

GENTERRA CAPITAL INC.
(the corporation which continued from the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by Genterra Capital Inc. (the corporation which continued from the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated) (“GCI” or “the Company”) in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements except as noted below.  These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in Consolidated Mercantile Inc.’s (“CMI”) Annual Report for the year ended December 31, 2009 and the audited consolidated financial statements and notes included in Genterra Inc.’s (“Genterra”) Annual Report for the year ended September 30, 2009.

Amalgamation

On February 25, 2010 the shareholders of Genterra  and CMI adopted Special Resolutions authorizing the proposed amalgamation of the two companies to continue as an amalgamated company under the name “Genterra Capital Inc.” The amalgamation became effective on May 10, 2010.  The year end of Genterra Capital Inc. will be September 30.

As a result of the amalgamation, Genterra Shareholders received one GCI Common Share for every 3.6 Genterra Common Shares held and CMI Shareholders received one GCI Common Share in exchange for each CMI Common Share held. Each holder of Genterra Class A preference shares, series 1 received one GCI Class A preference share, series 1 in exchange for each Genterra Class A preference share, series 1 held and each holder of Genterra Class B preference shares received one GCI Class B preference share in exchange for each Genterra Class B preference share held.

CMI and Genterra are deemed to be related parties pursuant to Canadian generally accepted accounting standards and the amalgamation qualifies for treatment at the exchange amount for accounting purposes.  The amalgamation has been accounted for as a purchase transaction based on the exchange amount as negotiated between the two companies with CMI identified as the acquirer of Genterra. Accordingly the net assets of CMI have been recorded in the accounts of the Company at their carrying values and the net assets of Genterra have been recorded at fair value.

The preliminary purchase price allocation as at May 10, 2010 is as follows:

	Genterra Equity Investment (1.5%)	Genterra Acquisition (98.5%)	Total (100%)
Purchase consideration
5,290,860 Common shares		$16,983,661
26,274,918 Class B preference shares		1,313,746
326,000 retractable convertible Class A preference shares		5,668,439
Transaction costs		607,173
	$295,104	$24,573,019	$24,868,123

Assets acquired
Working capital	$7,983	$7,502,642	$7,510,625
Note receivable	3,761	245,239	249,000
Rental real estate properties	354,209	20,533,468	20,887,677
Long-term debt	(9,319)	(607,616)	(616,935)
Future income taxes	(61,530)	(3,100,714)	(3,162,244)
	$295,104	$24,573,019	$24,868,123

As at June 30, 2010 the fair value of the purchase price and the allocation of the purchase price to the fair value of the net assets acquired has not been finalized and will be subject to further adjustment.  Income from the acquired assets is included in the consolidated statement of operations of GCI from the date of acquisition.

Investments (see “Amalgamation”)

Long-term investments in which the Company has significant influence are accounted for using the equity method.  Whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable, the investment will be written down to its fair value.  Any impairment in value is recorded in the consolidated statement of operations.  On May 10, 2010 the Company amalgamated with Genterra, a significantly influenced company.

	June 30, 2010	December 31, 2009

Investment in significantly influenced company – at equity (1.5%)	$-	$294,164

GENTERRA CAPITAL INC.
(the corporation which continued from the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes and Mortgage Receivable

	June 30, 2010	December 31, 2009

Note receivable, non-interest bearing, discounted at 17.5% . The note is secured by the shares of a former consolidated subsidiary, Distinctive Designs Furniture Inc.	$414,154	$437,578
Accretion interest receivable	32,962	73,429
Allowance for doubtful accounts	(447,116)	(414,154)
Note receivable, bearing interest at prime plus 1%, due on demand	249,000	-
First mortgage receivable, bearing interest at floating rate, due September 2010	27,025	-
	276,025	96,853
Less: current portion	27,025	96,853
	$249,000	$-

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive Designs Furniture Inc. (“Distinctive”) to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note, which is non-interest bearing, has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the instalments due on January 15 of each year.  The note is secured by the shares of Distinctive.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years, Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believe a reserve is appropriate.

Capital Stock

Capital stock transactions during the period are summarized as follows:

	Common		Class A preference
	Number	Amount	Number	Amount

Balance at December 31, 2009	5,076,407	$2,688,939	315,544	$141,826

Shares redeemed by the Corporation	-	-	(315,544)	(141,826)

Shares cancelled on amalgamation	(24)	(46)	-	-

Shares issued on acquisition of net assets of Genterra	5,290,860	16,983,661	-	-

Transaction costs, net of future taxes	-	(104,803)	-	-

Shares purchased for cancellation from shareholders dissenting to the amalgamation	(875,274)	(1,652,044)	-	-

Balance at June 30, 2010	9,491,969	$17,915,707	-	$-

	Class A preference, Series 1		Class B preference
	Number	Amount	Number	Amount

Balance at December 31, 2009	-	$-	-	$-

Shares issued on acquisition of net assets of Genterra	326,000	4,983,439	26,274,918	1,313,746

Shares purchased for cancellation from shareholders dissenting to the amalgamation	-	-	(2,912)	(146)

Balance at June 30, 2010	326,000	$4,983,439	26,272,006	$1,313,600

As part of its ongoing management of capital, on February 19, 2010 the Company exercised its right to redeem all 315,544 of its issued and outstanding Class A preference shares.

Shareholders holding 656,341 common shares of CMI, 788,157 common shares of Genterra and 2,912 Class B preference shares of Genterra made a valid dissent to the amalgamation under Section 185 of the Ontario Business Corporations Act (“OBCA”).  GCI made offers to these shareholders totaling $2,141,464, representing the amount considered by the directors of the Company to be the fair value thereof.  These offers have been accepted by and paid to these dissenting shareholders.  Accordingly, 875,274 common shares and 2,912 Class B shares of GCI have been cancelled.  The Company disqualified certain shares from the dissent process in those cases where it determined that the dissent in respect of such shares was not registered and pursued in compliance with the requirements of Section 185 of the OBCA. The Company has filed a claim with the Superior Court of Justice and has, amongst other things, requested a declaration that the holder of certain of these shares is not a dissenting shareholder for the purposes of Section 185 of the OBCA and is not entitled to receive fair value for such shares.

GENTERRA CAPITAL INC.
(the corporation which continued from the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated)

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Related Party Transactions

Significant related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

Accounts payable and accrued liabilities include $Nil (December 31, 2009 - $229,171) due to a company of which certain directors, officers and/or shareholders are also directors and officers of the Company.

Administration and management fees of $151,318 (2009 - $120,000) were paid to a company of which certain directors, officers and/or shareholder are also directors and officers of the Company.

Recent Accounting Pronouncements

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company is currently assessing the impact of adopting these new standards may have on its results of operations, financial position and disclosures.

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of the year ending September 30, 2012 for which the current and comparative information will be prepared under IFRS.

The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that would be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in the Company’s GAAP consolidated financial statements may be significantly different when presented in accordance with IFRS Recent Accounting Pronouncements.